

March 31, 2014

<u>Via E-Mail</u>
A. Jayson Adair
Chief Executive Officer
Copart, Inc.
14185 Dallas Parkway, Suite 300
Dallas, Texas 75254

  Re: Copart, Inc.
     Form 10-K for the Fiscal Year Ended July 31, 2013
     Filed September 30, 2013
     File No. 000-23255

Dear Mr. Adair:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Item 7. Management's Discussion and Analysis…, page 30</u>

<u>Results of Operations, page 32</u>

1. We note your disclosure on page 16 and throughout your filing that you seek to increase your sales and profitability through the acquisition of additional facilities in the United States and abroad. With a view to improving future disclosure, please discuss this trend and any material favorable or unfavorable impact on net sales, revenues, or income from continuing operations that such expansion may have. In this regard, we note your disclosure on page 15 that "new acquisitions may have an adverse impact on [your] consolidated gross margin percentages." Please refer to Item 303(a)(3) of Regulation S-K.

A. Jayson Adair
Copart, Inc.
March 31, 2014
Page 2

<u>Liquidity and Capital Resources, page 36</u>

2. We note your disclosure on page 36 that the decrease in your cash balance as of July 31, 2013 as compared to July 31, 2012 was primarily due to increased capital expenditures and acquisitions. With a view to improving future disclosure, please discuss any material impact that your plans to continue the expansion of your operations may have on your liquidity. Please also provide additional disclosure about the way in which you plan to fund future acquisitions. Please refer to Items 303(a)(1) and 303(a)(2)(ii) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Daniel Porco, Staff Attorney, at (202) 551-3477 or Lisa Kohl, Staff Attorney, at (202) 551-3252 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director